MACDONALD TUSKEY

CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street Vancouver, B.C. V6Z 1S4 CANADA	Telephone: (604) 689-1022 Facsimile: (604) 681-4760 Email: info@wlmlaw.ca Email: wmacdonald@wlmlaw.ca Email: svirani@wlmlaw.ca Email: lkowan@wlmlaw.ca
Reply Attention of William Macdonald Direct Tel. 604.648-1670 EMail Address wmacdonald@wlmlaw.ca Our File No. 28715-0001 / GMNT- SEC Response Letter (July 2009) (W0019088).DOC

July 14, 2009

VIA FAX AND EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

Andrew Mew
Accounting Branch Chief

Dear Sirs:

Re: General Metals Corporation File No. 0-30230 Form 10-KSB for Fiscal Year Ended April 30, 2007 Filed June 5, 2007 Form 10-KSB for Fiscal Year Ended April 30, 2008 Filed August 12, 2008

We are the solicitors for the Company.  We refer to your letter of November 25, 2008 addressed to the Company with your comments on the Company's Form 10-KSB for fiscal year ended April 30, 2007, filed June 5, 2007 and Form 10-KSB for fiscal year ended April 30, 2008, filed August 12, 2008.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-KSB for the Fiscal Year Ended April 30, 2008

General

1.

We re-issue comment 1.  We note the disclaimer asserted in your response is not available on your website as of 11/20/08.

{WLMLAW W0019088.DOC}Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY

CORPORATE AND SECURITIES LAWYERS

We agree with your comment and the Company has updated its website to include the required disclaimer. The disclaimer can be found at the bottom of the Company’s homepage on its website at http://www.generalmetalscorporation.com/s/Home.asp.

2.

We re-issue comment 2.  We note the disclaimer asserted in your response is not available on your website as of 11/20/08

We agree with your comment and the Company has updated its website to include the required disclaimer. The disclaimer can be found at the bottom of the Company’s homepage on its website http://www.generalmetalscorporation.com/s/Home.asp.

Location and Access, page 3

3.

We reviewed your FY 2008 filing as indicated by your response to our prior comment 3.  This filing was not available when we conducted our original review of your FY 2007 filing.  A map of Ghana was provided on page 2, however no map has been provided for the Independence property.  Please review your map criteria and insert revised maps for both the Ghana mining concession and Independence mines property into your amended FY 2008 filing.

On October 31, 2008, the Company entered into an agreement to sell all of the Company’s rights to the Nyinahin Mining Concession in Ghana.  As a result the Company have removed the description of the property from the Company’s April 30, 2009 10-K.

The Company has included a map of Independence property in its April 30, 2009 10-K.  Please see page 6 in the amended filing.

Plan of Operation and Cash Requirements, page 12

4.

We note your response to prior comment 6 and observe your disclosure on page 14 of your FY 2008 filing regarding sample ranges, parts per billion (ppb), and values in excess of, which does not conform the guidelines previously provided.  Please amend your FY 2008 filing to comply with these guidelines and to minimize the likelihood that we will reissue further comments, please make corresponding changes where applicable throughout your document.  For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

We agree with your comment and removed the disclosure as to sample ranges, parts per billion and values in excess of.

5.

We note your response to prior comment 7 in that the inclusion of the resource estimates was an oversight.  We reissue comment 7.  Please amend your FY 2008 filing and remove all resource disclosure, including all tonnage and grade estimates from your filing.

MACDONALD TUSKEY

CORPORATE AND SECURITIES LAWYERS

We agree with your comment and removed all disclosure as to resource disclosure, including all tonnage and grade estimates.

Application of Critical Accounting Policies, page 23

6.

Please revise to specifically identify and provide disclosure regarding the Company’s critical accounting policies and estimates.  Refer to Release No. 33-8350.

The section on the Application of Critical Accounting Policies in our April 30, 2009 for 10-K has been updated in accordance with your comments.

Item 8A. Controls and Procedures, page 24

7.

Please tell us if your certifying officers considered the effect of the errors on the accuracy of prior disclosures regarding internal controls over financial reporting and disclosure controls and procedures under Regulation S-B.  If such officers have concluded that their previous conclusions regarding effectiveness were incorrect, you should disclose this determination in your amended Form 10-KSB.  Otherwise, please explain to us why the discovery of these errors did not affect the officers’ conclusions regarding internal controls over financial reporting and disclosure controls and procedures.

The section on Controls and Procedures has now been updated to disclose that the Company’s disclosure controls and procedures and internal controls over financial reporting were not effective for the fiscal year ended April 30, 2008

Consolidation Statement of Operations, page F-3

8.

Please remove the caption “Extraordinary Gain/loss” from the consolidated statement of operations.

All line item and the caption have been reclassified to other line items (see responses below) or removed from the April 30, 2008 financial statements to be included in the Company’s April 30, 2009 financial statements, and only the inception to date amounts included in the April 30, 2009 financial statements.

9.

Explain to us the nature of the line item “loss on derivatives” of the amount totalled $573K and support your accounting.  In addition, provide all of the disclosures as required under SFAS no. 133 in a footnote to the financial statements.

The line item “loss on derivatives” was the estimated fair value of all warrants issued during the fiscal year ended April 30, 2008.  The warrants issued were inclusive of those issued as part of private placement transactions as well as warrants issued to certain officers and directors.

MACDONALD TUSKEY

CORPORATE AND SECURITIES LAWYERS

Upon further review of the transactions, the warrants issued to investors should have been treated as a capital transaction with no effects on the statement of operations.  The warrants issued to officers and directors as compensation has been reclassified to general and administrative expense.

Additionally, we have included the appropriate SFAS 123R disclosures and the appropriate SFAS 154 disclosures in our 10-K for the fiscal year ended April 30, 2009.

Note 4. Gain on Forgiveness of Debt and Debt Conversion, page F-11

10.

We note your response to comment 8, but we re-issue the comment.  Please revise the financial statements and elsewhere in the fiscal April 30, 2008 Form 10-K to correct the error regarding the gain recorded to income on forgiveness of related party debt.  Please label the Consolidated Statements of Operations column entitled, “July 17, 1998 (Inception) to April 30, 2008” as restated in the revised financial statements.  Please ensure the Company labels the appropriate lines on the Consolidated Statements of Stockholders’ Equity as restated. Furthermore please ensure the Company complies with the disclosure requirements of paragraph 26 of SFAS no. 154.

We have corrected the error regarding the gain recorded to income on forgiveness of related party debt.  The correction of this error has a net zero effect on stockholders’ equity at April 30, 2008 to be included in the Company’s April 30, 2009 financial statements, and only the inception to date amounts included in the April 30, 2009 financial statements.  We will make the appropriate adjustments to all applicable financial statements included in the April 30, 2009 Form 10-K and the appropriate SFAS 154 disclosures.

Additionally, upon further review and to improve the overall quality of our financial statements, we are updating the inception to date information to include only those amounts related to our current development activities in accordance with SFAS 7, Footnote 7.

Note 6. Stockholders’ Equity, page F-11

11.

We not your response to comment 11.  Please quantify for us the amount of the error you identified for the fiscal year ended April 30, 2007, and where you had made the apparent out of period adjustment effective July 31, 2007 as you indicated in your response.  To the extent that it is material to the financial statements, we believe you should amend the fiscal 2008 Form 10-KSB to correct the error for the fiscal year ended April 30, 2007 instead of correcting it within the FY 2007 Form 10-KSB.  If you determine that an amendment is necessary, please label both the 2007 and 2008 columns as restated in the Consolidated Statements of Operations.  Furthermore, please ensure the Company complies with the disclosure requirements of paragraph 26 of SFAS no. 154 with respect to the correction of an error.

MACDONALD TUSKEY

CORPORATE AND SECURITIES LAWYERS

Upon further review of the transactions we have determined that the corrected inception to date financial information and corresponding restated April 30, 2008 balance sheet will be included in the April 30, 2009 Form 10-K financial information.

The 3,000,000 warrants were fully vested with no compensation expense previously recognized.  As noted above, the Black-Scholes estimated fair value of $1,447,734 will be recognized on the grant date. The modification did not result in additional incremental cost in accordance with SFAS 123R due to the deterioration of the stock price on the modification date.  The appropriate SFAS 154 disclosures will be made in our Form 10-K for the fiscal year ended April 30, 2009.  See response #12 for materiality determination and overall amendment approach.

12.

In addition, advise us if you plan to file an Item 4.02 of Form 8-K stating that the previously issued financial statements should not be relied upon.  If not, explain to us why you are not required to do so.

We reviewed the accounting and disclosure corrections contained in our responses to comments #8-#11 to determine the overall materiality in accordance with SAB 99.  In addition to reviewing the quantified effects of the errors we reviewed the nature of the transactions and the surrounding non-accounting disclosures, as well as other qualitative factors.

Upon this review, we determined that 4.02 8-K filing is not necessary, however, we will file an 8-K under Item 8.01 to inform investors that we are intending to correct the historical financial information in the Form 10-K filing for the fiscal year ended April 30, 2009.  In the expected 8-K filing and Form 10-K filing we are intending to include detailed explanations of the corrected errors in accordance with SFAS 154.  The factors that contributed to this determination include the following:

•

In general, as a development stage company with no revenue, we believe investors are primarily interested in, amongst other things, our ability to execute our gold exploration and development plans.  As such, our cash exploration expenditures in relation to other cash expenditures would be of interest.  None of the identified errors affected our exploration and development costs, nor were any of them “cash-based”.  Further, the potential dilutive effects of issuing warrants were previously disclosed.  Finally, a de minimis amount of the warrants are still outstanding, most of which are currently significantly out of the money.

•

The transactions giving rise to the misstatements are not capable of precise measurement with the majority based on Black-Scholes estimates for a development stage company, and correspondingly, no cash flow affects.

•

The misstatements do not: mask a change in earnings or trends; hide a failure to meet analysts’ expectations as we are not generally covered nor do we publish

MACDONALD TUSKEY

CORPORATE AND SECURITIES LAWYERS

expected earnings; change income to a loss or vice versa; affect compliance with regulatory requirements, loan or contractual requirements, or management’s future compensation or incentive arrangements.

Finally, we do not believe that filing (or not filing) a 4.02 8-K will have any significant market reaction due to the nature of our on-going activities.

We look forward to the receipt of any further comments which you may have in regard to the Amended Form 10-KSB shortly.  Should you have any questions, please do not hesitate to contact the writer.

Yours truly,
W.L. MACDONALD LAW CORPORATION
Per:	/s/ William L. Macdonald
William L. Macdonald

/lk